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                                                                     EXHIBIT 7.5


                        KOHRMAN JACKSON & KRANTZ P.L.L.

                               ATTORNEYS AT LAW
                            1375 EAST NINTH STREET
                       ONE CLEVELAND CENTER, 20th FLOOR
                             CLEVELAND, OHIO 44114

                                   --------

                                 216-696-8700
DIRECT DIAL                       TELECOPIER                         E-MAIL
216-736-7204                     216-621-6536                        mck@kjk.com

                               November 24, 1998

VIA FACSIMILE AND MESSENGER DELIVERY

Thomas V. Chema
Arter & Hadden
Huntington Building, Suite 1110
925 Euclid Avenue
Cleveland, Ohio 44115

Re:  NUMED HOME HEALTH CARE, INC. ("NUMED" OR THE "COMPANY")

Dear Mr. Chema:

     I received your voicemail this morning regarding Jugal K. Taneja's termination, and on behalf of the Committee for a New NuMED (the "Committee"), we are pleased that the Board has accomplished one of our primary goals. However, as we have discussed on several occasions, our views of what Mr. Taneja is entitled to under his employment contract differ substantially. Given the specific terms of Mr. Taneja's employment contract and the present tenuous economic position of the Company, the Committee believes that it would be inappropriate for the Board to pay Mr. Taneja any more than he is entitled to under his contract. The Committee will examine all legal alternatives available to it if it believes Mr. Taneja's severance package is excessive and outside the bounds of the existing contract.

     In addition, we assume that the severance agreement will require Mr. Taneja to completely terminate all ties to the Company, including resigning as a director and an officer, barring him from receiving any compensation, directly or indirectly, beyond what is specifically enumerated in the severance agreement, no longer sharing office space with the Company, and giving up certain rights with respect to his stock and warrants. With respect to the stock, the Committee would insist that Mr. Taneja: (i) agree to a minimum five year standstill that would prohibit the purchase of any additional NuMED stock and the participation in any proxy contest, tender offer or other form of change of control; and (ii) grant an irrevocable proxy to Richard M. Osborne to vote his stock until Mr. Taneja's beneficial ownership drops below 5% of the outstanding stock of the Company. Both of these provisions are necessary to ensure that Mr. Taneja's is no longer in control of the Company and has no appearance of being in control We would be happy to provide you a draft of the standstill agreement and the irrevocable proxy. If the foregoing is accepted by Mr. Taneja, Mr. Osborne would be willing to grant a right of first refusal on Mr. Taneja's stock or warrants, which could be exercised


                               Page 7 of 9 Pages

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KOHRMAN JACKSON & KRANTZ P.L.L.

Thomas V. Chema
Page 2
November 24, 1998


in the event of a bona fide offer from a third party. In the alternative, if Mr. Osborne fails to exercise the right of first refusal, the Company could grant a similar right of first refusal. Given Mr. Taneja's large stock and warrant ownership and the lack of liquidity in the stock, this provision is also necessary to ensure that there is no extraordinary impact on the Company's stock price if Mr. Taneja's determines to sell. Failure to include these provisions in any severance agreement will also lead the Committee to examine its legal alternatives.

     In your voicemail you also indicated that the Board has appointed Susan Carmichael Chief Executive Officer and is negotiating a revised employment agreement with Ms. Carmichael. As Mr. Osborne has indicated in conversations with you and with Ms. Carmichael, the Committee would be pleased to work with Ms. Carmichael, provided the terms and conditions of her employment are reasonable. Again, her employment agreement should reflect the economic realities of the Company at this time -- onerous severance provisions that entrench current management and the Board of Directors would be inappropriate.

     You also stated that the Board is in the process of determining a slate for election at the stockholders' meeting. The Committee would consider including four nominees on the Company's slate, assuming there are seven directors on the Board. If this is not acceptable to the Board, the Committee intends to continue with its proxy solicitation and to hold the Company to the December 28 meeting date. The Committee would only consider delaying the meeting date if NuMED confirms in writing your statement on my voicemail earlier today that the Board of Directors will only operate the Company in the ordinary course of business until NuMED holds a stockholders meeting and that the agreements with Mr. Taneja and Ms. Carmichael reflect the terms indicated in this letter.

     With respect to the litigation that the Company has apparently brought, we anticipate that the Company will now proceed to drop the litigation as it has already acted to terminate Mr. Taneja which the Committee had also sought. However, if the Company does determine to continue with the litigation, on issues that we believe have been finally determined by the Supreme Court over 20 years ago, the Committee will seek all appropriate remedies and sanctions for litigation that the Committee believes constitutes a waste of corporate assets.


                               Page 8 of 9 Pages

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KOHRMAN JACKSON & KRANTZ P.L.L.

Thomas V. Chema
Page 3
November 24, 1998


     The Committee looks forward to working with Ms. Carmichael and the Board of Directors to maximize stockholder value.


                                       Sincerely,

                                       /s/ Marc C. Krantz

                                       Marc C. Krantz


MCK:mrs


cc:  Richard M. Osborne
     Martin A. Traber, Esq.


                               Page 9 of 9 Pages